METOZ

METOZ HOLDINGS LIMITED
(Registration number 1946/021315/06)

First Floor
33 Scott Street
Waverley
Johannesburg
2090

P O Box 1970
Highlands North
2037
Tel: (011) 809 5500
Fax: (011) 809 5537

11 November 2004

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America


04046278

SUPPL

Dear Sirs

FILE NUMBER 82-4279 - RULE 12g3-2(b) EXEMPTION

Metro Cash and Carry Limited changed its name in terms of a special resolution passed at the annual general meeting held on 26 October 2004, and registered by the Registrar of Companies on 27 October 2004. I enclose a certified copy of the certificate of change of name in this regard.

In addition, in terms of paragraph (b)(1)(iii) of Rule 12g3-2(b), I enclose a copy of an announcement which was published on 26 October 2004 on the news service of the JSE Securities Exchange South Africa ("SENS") and in the local press on 27 October 2004.

These documents shall now be deemed "filed" with you or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully
METOZ HOLDINGS LIMITED

P M GISHEN (MISS)
Group Company Secretary


SEC MAIL PROCESSING
RECEIVED
NOV 17 2004
WASH. D.C.
202 SECTION

11/30

Registration No. of company

1946/021315/06


REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -10- 26
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Certificate of change of name of company

This is to certify that

METRO CASH AND CARRY LIMITED

has changed its name by SPECIAL RESOLUTION and is now called

METOZ HOLDINGS LIMITED

and that the new name has this day been entered in the Register of Companies.

Signed and sealed at Pretoria 27

this day of October

Two Thousand and Four



Registrar of Companies


SEC MAIL PROCESSING
RECEIVED
NOV 17 2004
WASH. D.C.

Seal of Companies Registration Office


REGISTRATEUR VAN MAATSKAPPE EN VAN BESLOTE KORPORASIES
2004 -10- 27
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Proof 1 Beeld, BR Nat 27/10/04 size 20x4 Spell Check WT
Pam Gishen 011 809 5516 011 809 5537 pgishen@metro.co.za

Metro Cash and Carry Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MTC ISIN number: ZAE000012688
("Metro" or "the company")

RESULTS OF ANNUAL GENERAL MEETING ("AGM") AND CONFIRMATION OF SALIENT DATES RELATING TO THE CHANGE OF NAME OF THE COMPANY

RESULTS OF THE AGM

Shareholders are referred to the announcement published on SENS on 29 September 2004 wherein it was, *inter alia*, advised that the 2004 annual report had been posted to shareholders. That annual report included the notice of AGM ("the notice") and details relating to the change of name of the company to Metoz Holdings Limited ("the change of name"). Shareholders are now advised that all the resolutions contained in the notice, save for ordinary resolutions numbers 1 and 2 which were proposed under the heading "Special business", were approved by the requisite majority of shareholders.

CONFIRMATION OF SALIENT DATES RELATING TO THE CHANGE OF NAME

The remaining salient dates apply to the change of name –

	2004
Resolution for the change of name to be registered by the Registrar of Companies	Wednesday, 27 October
Last day to trade in Metro shares	Friday, 5 November
Listing of and trading in Metoz shares commences at the commencement of business	Monday, 8 November
Record date for the change of name	Friday, 12 November
New share certificates in the name of Metoz posted to certificated shareholders (if documents of title have been received on or prior to the record date for the change of name) or, failing such receipt, within five days of receipt by the transfer secretaries of the company	Monday, 15 November
Dematerialised shareholders will have their safe custody accounts held at their CSDP or broker updated to reflect the new shares and the change of name	Monday, 15 November

Metro share certificates may not be dematerialised after Friday, 5 November 2004.

On behalf of the board
METRO CASH AND CARRY LIMITED

PM GISHEN (Miss)
Group company secretary

Johannesburg
26 October 2004

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